SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )

Gafisa S.A.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
P4408T158
(CUSIP Number)
Alisa Singer
Equity International, LLC
Two North Riverside Plaza
Chicago, IL 60606
(312) 466-4001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 18, 2010
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

CUSIP No.	P4408T158

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equity International, LLC 26-2627964

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,633,014

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,633,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

	24,633,014

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.74% based on approximately 429,348,244 Common Shares outstanding.

14	TYPE OF REPORTING PERSON

	CO

     This Amendment No. 4 relates to the Statement of Beneficial ownership on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on October 21, 2008 (the “Initial Schedule 13D”) , Amendment No. 1 to the Initial Schedule 13D filed on December 3, 2009, Amendment No. 2 to the Initial Schedule 13D filed on March 18, 2010 and Amendment No. 3 filed May 18, 2010. Except as set forth below, all Items of the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended to reflect the following information for updating as of August 18, 2010.
     On August 18, 2010, EIP Brazil sold 2,729,604 ADSs (representing 5,459,208 Common Shares) in a block sale effected pursuant to Rule 144 under the Securities Act of 1933 (the “Securities Act”) through Citibank Global Markets, Inc. (“Citibank”) at a price of $13.65 per ADS, for net proceeds to EIP Brazil of $37,258,465 (the “August 2010 Sale”). Except as set forth herein, during the last 60 days, no transactions in ADSs or Common Shares were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.
Item 5. Interest in Securities of the Company.
     Item 5 of the Statement is hereby amended to reflect the following information for updating as of August 18, 2010.
     As of August 18, 2010, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 24,633,014 Common Shares (which includes ADSs representing Common Shares, with two (2) Common Shares equal to one (1) ADS) representing approximately 5.74% of the outstanding Common Shares, based upon 429,348,244 Common Shares outstanding as per the Issuer’s Form 6K filed on August 3, 2010.
     This amount consists of: (A) 6,600,000 ADSs (representing 13,200,000 Common Shares) held in the name of EI Pronto controlled by EI Fund IV; and (B) 11,433,014 Common Shares held in the name of EI Blue Suede controlled by EI Fund IV.
     The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Statement which relate to beneficial ownership of ADSs are incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.
     Item 6 of the Statement is hereby amended to reflect the following information for updating as of August 18, 2010.
     The Reporting Person has verbally agreed with Citibank not to trade in the securities of the issuer for a period of 60 days following the August, 2010 Sale.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 23, 2010

EQUITY INTERNATIONAL, LLC
By:	/s/ Alisa Singer
	Name:	Alisa Singer
	Title:	Corporate Counsel